Exhibit 99.1

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

16 March 2020

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Registered Office in Australia

As required under ASX Listing Rule 3.14, please be advised that the registered office of James Hardie Industries plc (James Hardie) in Australia has changed to Level 20, 60 Castlereagh Street, Sydney NSW 2000 effective 16 March 2020.

Furthermore, under ASX Listing Rule 3.14, please be advised that James Hardie no longer has a facsimile number at its registered office in Australia effective 16 March 2020.

Yours faithfully

Natasha Mercer
Company Secretary

This announcement has been authorised for release by the Company Secretary, Ms Natasha Mercer.

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),
Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA),
Anne Lloyd (USA), Moe Nozari (USA), Rada Rodriguez (Sweden).
Chief Executive Officer and Director: Jack Truong (USA)
Company number: 485719
ARBN: 097 829 895